EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-22019 on Form N-1A of our reports dated October 18, 2023, relating to the financial statements and financial highlights of the Eaton Vance Richard Bernstein Equity Strategy Fund, Eaton Vance Richard Bernstein All Asset Strategy Fund, Eaton Vance Worldwide Health Sciences Fund and Eaton Vance Greater China Growth Fund, certain of the funds constituting Eaton Vance Growth Trust (the “Trust”), appearing in the Annual Reports on Form N-CSR of the Trust for the year ended August 31, 2023, and to the references to us under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 20, 2023